Exhibit 99.1

Dear Shareholders,

We are pleased to inform you that an extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) and an annual general meeting of shareholders (the “Annual General Meeting”) of Procaps Group, S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg, and registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B 253360 (the “Company”) will be held on Monday, December 16, 2024.

The Extraordinary General Meeting will be held at 7 p.m. Luxembourg time at the offices of Arendt & Medernach SA, 41A, avenue J.F. Kennedy, L-2082 Luxembourg, Grand Duchy of Luxembourg, for the purpose of amending its articles of association, as more fully described in the agenda of that meeting.

Immediately following the conclusion of the Extraordinary General Meeting, the Company will hold the Annual General Meeting at the same place.

Enclosed with this mailing are the convening notice to the Extraordinary General Meeting and the Annual General Meeting, as well as a form of proxy card to submit your votes in relation to these meetings.

Sincerely,

Mr. José Minski Chairman of the Board of Directors	Mr. Jose Antonio Vieira Chief Executive Officer

November 29, 2024

Procaps Group, S.A.

société anonyme

Registered office: 9, rue de Bitbourg, L-1273 Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B 253360

(the “Company”)

CONVENING NOTICE TO THE EXTRAORDINARY GENERAL MEETING AND THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 16, 2024 AT THE OFFICES OF ARENDT & MEDERNACH SA, 41A, AVENUE J.F. KENNEDY, L-2082 LUXEMBOURG, GRAND DUCHY OF LUXEMBOURG

Dear Shareholders,

The board of directors of the Company (the “Board of Directors” and each a “Director”) is pleased to invite you to attend an extraordinary general meeting of shareholders of the Company (the “Extraordinary General Meeting”) and an annual general meeting of shareholders (the “Annual General Meeting” and together with the Extraordinary General Meeting, the “Meetings”) to be held on Monday, December 16, 2024.

The Extraordinary General Meeting will be held at 7 p.m. Luxembourg time at the offices of Arendt & Medernach SA, 41A, avenue J.F. Kennedy, L-2082 Luxembourg, Grand Duchy of Luxembourg, for the purpose of amending its articles of association, as more fully described in the agenda of that meeting.

Immediately following the conclusion of the Extraordinary General Meeting, the Company will hold the Annual General Meeting at the same place.

In such context, it must be noted that on October 10, 2024, the Company filed a Form 6-K with the U.S. Securities and Exchange Commission to disclose certain interim results of its independent investigation on certain related party transactions. Amongst other consequences, the audit committee of the Company has concluded that the Company’s previously issued consolidated financial statements for the financial years ended December 31, 2021 and December 31, 2022 should no longer be relied upon.

Since the investigation is not yet completed, the Company has not yet finalised the rectification of the consolidated financial statements for the financial years ended December 31, 2021 and December 31, 2022, nor the consolidated financial statements for the financial year ended December 31, 2023.

Further, the Company is currently assessing whether the standalone annual accounts for the financial years ended December 31, 2021, December 31, 2022 and December 31, 2023 will be impacted by the rectifications to be made at a consolidated level.

The Company is working closely with all relevant parties to submit without further delay the relevant financial statements together with all ancillary documents, to the approval of the general meeting of shareholders of the Company, as soon as the investigation is completed and the accounting situation rectified (to the extent necessary).

I.	AGENDAS OF THE MEETINGS

The agendas of the Meetings are the following:

A.	Agenda of the Extraordinary General Meeting and recommendations

1.	Decision to amend article 6.1 of the articles of association of the Company so that it shall read as follows:

“6.1 The authorised capital, excluding the share capital, is set at six million eight hundred seventy-one thousand seven hundred fifty-eight United States Dollar and seventeen cent (USD 6,871,758.17), consisting of six hundred eighty-seven million one hundred seventy-five thousand eight hundred seventeen (687,175,817) Ordinary Shares. During a period of five (5) years from the date of incorporation or any subsequent resolutions to create, renew or increase the authorised capital pursuant to this article, the board of directors is hereby authorised and empowered within the limits of the authorised capital to (i) realise for any reason whatsoever including, any issue in one or several successive tranches of (a) any subscription and/or conversion rights, including warrants (which may be issued separately or attached to Ordinary Shares, bonds, options, notes or similar instruments), convertible bonds, notes or similar instruments (the “Share Rights”) as well as (b) new Ordinary Shares, with or without share premium, against payment in cash or in kind, by conversion of claims on the Company, by way of conversion of available reserves or in any other manner; (ii) determine the place and date of the issue or the successive issues, the issue price, the terms and conditions of the subscription of and paying up on the new Ordinary Shares; and (iii) remove or limit the preferential subscription right of the shareholders in case of issue against payment in cash of Ordinary Shares, warrants (which may be separate or attached to Ordinary Shares, bonds, notes or similar instruments), convertible bonds, notes or similar instruments. The Ordinary Shares to be issued upon exercise of any Share Rights may be issued beyond the aforementioned authorised capital period of five (5) years as long as the Share Rights were issued within the relevant aforementioned authorised capital period of five (5) years.”

Recommendation

The Board of Directors recommends a vote FOR the adoption of the above-described item.

2.	Decision to amend article 12.1 of the articles of association of the Company so that it shall read as follows:

“12.1 Except as otherwise provided herein or by the Law, these articles of association may be amended by at least two thirds of the votes validly cast at a general meeting at which a quorum of more than half of the Company’s share capital is present or represented. If no quorum is reached in a meeting, a second meeting may be convened in accordance with the provisions of article 9.3 which may deliberate regardless of the quorum and at which resolutions are adopted by at least two thirds of the votes validly cast. Abstentions and nil votes shall not be taken into account.”

Recommendation

The Board of Directors recommends a vote FOR the adoption of the above-described item.

3.	Decision to amend article 16.1 of the articles of association of the Company so that it shall read as follows:

“16.1 The Company shall be managed by a board of directors composed of at least five (5) directors and which shall be nominated pursuant to these articles of association and any nomination agreement to which the Company is a party. Where the Company has been incorporated by a single shareholder or where it appears at a shareholders’ meeting that all the Shares issued by the Company are held by a sole shareholder, the Company may be managed by a sole director until the next general meeting of shareholders following the increase of the number of shareholders. In such case, to the extent applicable and where the term “sole director” is not expressly mentioned in these articles of association, a reference to the “board of directors” used in these articles of association is to be construed as a reference to the “sole director”.”

Recommendation

The Board of Directors recommends a vote FOR the adoption of the above-described item.

4.	Decision to amend article 19.1 of the articles of association of the Company so that it shall read as follows:

“19.1 In the event of a vacancy in the office of a director because of death, legal incapacity, bankruptcy, resignation or otherwise, this vacancy may be filled on a temporary basis and for a period of time not exceeding the initial mandate of the replaced director by the majority of the remaining directors until the next meeting of shareholders which shall resolve on the permanent appointment in compliance with the applicable legal provisions.”

Recommendation

The Board of Directors recommends a vote FOR the adoption of the above-described item.

B.	Agenda of the Annual General Meeting, proposed resolutions and recommendations

1.	Disclosure of conflicts of interest arising from transactions subject to Article 441-7 of the law of August 10, 1915 on commercial companies, as amended and article 22 of the Company’s consolidated articles of association as of September 29, 2021.

No vote is required on this item of the agenda.

The Board of Directors submits to the Annual General Meeting for acknowledgement the following (potential) conflicts of interest arising from transactions subject to Article 441-7 of the law of August 10, 1915 on commercial companies, as amended (the “Law”) and article 22 of the consolidated articles of association of the Company as of September 29, 2021 (the “Articles”).

1.	Presentation regarding the findings of the independent investigation approved on November 15, 2023.

It was reported in the April 5, 2024 minutes of the Board of Directors that Mr. Ruben Minski and Mr. José Minski had a potential conflict of interest, conflicting with the one of the Company, in relation to the decision of the audit committee of the Company to formally close the independent investigation relating to matters involving the Company’s historical accounting treatment and associated financial statement disclosures related to (i) a credit agreement dated as of April 3, 2012, by the Company, the Minski family and the Fundación de Interés Privado Forschung Internacional, acting as lender, and (ii) a separate USD 700,000 outstanding loan believed to have been owed by the Company.

Therefore, in accordance with the provisions of Article 441-7 of the Law and Article 22 of the Articles, Mr. Ruben Minski and Mr. José Minski refrained from taking part to the deliberations and from voting.

It was noted that in accordance with Article 21.6 of the Articles, decisions shall be adopted by a majority vote of the directors present or represented at such meeting (the “Majority Requirement”).

The Board of Directors noted that the Majority Requirement was fulfilled for said item due to the fact that the remaining directors took part in the vote.

2.	Approval of Junior Unsecured Subordinated Promissory Note.

It was reported in the September 9, 2024 minutes of the Board of Directors that Mr. José Minski and Mr. Ruben Minski had a conflict of interest of financial nature, conflicting with the one of the Company, in relation to the approval of a junior unsecured subordinated promissory note by means of which a vehicle owned by the Minski family has provided USD 5,000,000 of funding to the Company.

Therefore, in accordance with the provisions of Article 441-7 of the Law and Article 22 of the Articles, Mr. Ruben Minski and Mr. José Minski refrained from taking part to the deliberations and from voting.

The Board of Directors noted that the Majority Requirement was fulfilled for said item due to the fact that the remaining directors took part in the vote.

2.	Annual accounts and consolidated financial statements: acknowledgement of the interim result of the independent investigation on certain related party transactions, in connection with (i) the submission for approval of the standalone annual accounts and the consolidated financial statements of the Company for the financial year ended December 31, 2023 and (ii) the (rectified) consolidated financial statements and, to the extent necessary, the standalone annual accounts, for certain previous financial years.

No vote is required on this item of the agenda.

The Annual General Meeting acknowledges the interim result of the independent investigation on certain related party transactions, in connection with (i) the submission for approval of the standalone annual accounts and the consolidated financial statements of the Company for the financial year ended December 31, 2023 and (ii) the (rectified) consolidated financial statements and, to the extent necessary, the standalone annual accounts, for certain previous financial years.

3.	Acknowledgement of the resignation of Mr. Carlos Piocuda as statutory auditor (commissaire aux comptes) of the Company as of July 31, 2024.

Draft resolution (Resolution I)

“The Annual General Meeting acknowledges the resignation of Mr. Carlos Piocuda as statutory auditor (commissaire aux comptes) of the Company as of July 31, 2024.”

Recommendation

The Board of Directors recommends a vote FOR the acknowledgement of the resignation of Mr. Carlos Piocuda as statutory auditor (commissaire aux comptes) of the Company as of July 31, 2024.

4.	Appointment of Mr. Jaider Aldemar Sanchez Guerrero as statutory auditor (commissaire aux comptes) of the Company for the standalone annual accounts prepared in accordance with the Luxembourg Generally Accepted Accounting Principles (Lux GAAP) as of July 31, 2024 for a period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.

Draft resolution (Resolution II)

“The Annual General Meeting resolves to appoint Mr. Jaider Aldemar Sanchez Guerrero, born on May 28, 1987 in Bosconia (Cesar), Colombia, professionally residing in Calle 80 # 78b – 201 Barranquilla, Colombia, as statutory auditor (commissaire aux comptes) of the Company for the standalone annual accounts prepared in accordance with the Luxembourg Generally Accepted Accounting Principles (Lux GAAP) as of July 31, 2024 for a period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.”

Recommendation

The Board of Directors recommends a vote FOR the appointment of Mr. Jaider Aldemar Sanchez Guerrero as statutory auditor (commissaire aux comptes) of the Company for the standalone annual accounts prepared in accordance with the Luxembourg Generally Accepted Accounting Principles (Lux GAAP) as of July 31, 2024 for a period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.

5.	Confirmation of the mandate of Ms. Sandra Sanchez y Oldenhage in replacement of Mr. Alejandro E. Weinstein as of October 23, 2023 by way of co-option.

Draft resolution (Resolution III)

“The Annual General Meeting resolves to confirm the mandate as member of the Board of Directors of Ms. Sandra Sanchez y Oldenhage, born on February 1, 1970, in Mexico City, Mexico, residing at Calle Eucalipto #22, Col. Jesus del Monte Huixquilucan, CP52764, Mexico, in replacement of Mr. Alejandro E. Weinstein, with effect as of October 23, 2023 and for a period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ended December 31, 2023 (which corresponds to the duration of mandate of Mr. Alejandro E. Weinstein).”

Recommendation

In accordance with article 441-2 of the Law and the provisions of articles 16.1 and 19.1 of the Articles, the Board of Directors approved on October 23, 2023, the co-option (cooptation) of Ms. Sandra Sanchez y Oldenhage, born on February 1, 1970, in Mexico City, Mexico, residing at Calle Eucalipto #22, Col. Jesus del Monte Huixquilucan, CP52764, Mexico, as member of the Board of Directors, in replacement of Mr. Alejandro E. Weinstein, with effect as of October 23, 2023 and for a period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ended December 31, 2023 (which corresponds to the duration of mandate of Mr. Alejandro E. Weinstein).

The Board of Directors recommends a vote FOR the confirmation of the mandate of Ms. Sandra Sanchez y Oldenhage in replacement of Mr. Alejandro E. Weinstein as of October 23, 2023 by way of co-option.

6.	Confirmation of the mandate of Mr. Roberto Albisetti in replacement of Mr. Ruben Minski as of October 28, 2024 by way of co-option.

Draft resolution (Resolution IV)

“The Annual General Meeting resolves to confirm the mandate as member of the Board of Directors of Mr. Roberto Albisetti, born on August 31, 1956 in Genoa, Italy, residing at LOT Testaccio, 26-00153, Rome, Italy, in replacement of Mr. Ruben Minski, with effect as of October 28, 2024 and for a period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ended December 31, 2023 (which corresponds to the duration of mandate of Mr. Ruben Minski).”

Recommendation

In accordance with article 441-2 of the Law and the provisions of articles 16.1 and 19.1 of the Articles, the Board of Directors approved on October 28, 2024, the co-option (cooptation) of Mr. Roberto Albisetti, born on August 31, 1956 in Genoa, Italy, residing at LOT Testaccio, 26-00153, Rome, Italy, as member of the Board of Directors, in replacement of Mr. Ruben Minski, with effect as of October 28, 2024 and for a period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ended December 31, 2023 (which corresponds to the duration of mandate of Mr. Ruben Minski).

The Board of Directors recommends a vote FOR the confirmation of the mandate of Mr. Roberto Albisetti in replacement of Mr. Ruben Minski as of October 28, 2024 by way of co-option.

7.	Renewal of the mandate of Deloitte Audit as independent auditor (réviseur d’entreprises agréé) of the Company for the consolidated financial statements prepared in accordance with the International Financial Reporting Standards (IFRS) for a period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.

Draft resolution (Resolution V)

“The Annual General Meeting resolves to renew the mandate of Deloitte Audit, a société à responsabilité limitée existing under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies’ Register (Registre de commerce et des sociétés, Luxembourg) under number B67895, having its registered office at 20, boulevard de Kockelscheuer, L-1821 Luxembourg, Grand Duchy of Luxembourg, as independent auditor (réviseur d’entreprises agréé) of the Company for the consolidated financial statements prepared in accordance with the International Financial Reporting Standards (IFRS) for a period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.”

Recommendation

The Board of Directors recommends a vote FOR the renewal of Deloitte Audit’s mandate as independent auditor (réviseur d’entreprises agréé) for the consolidated financial statements of the Company prepared in accordance with the International Financial Reporting Standards (IFRS) for a period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.

8.	Acknowledgement of the resignation of Mr. Roberto Albisetti from his mandate as member of the Board of Directors.

Draft resolution (Resolution VI)

“The Annual General Meeting acknowledges the resignation of Mr. Roberto Albisetti from his mandate as member of the Board of Directors with effect as of the date of this Annual General Meeting.”

Recommendation

The Board of Directors recommends a vote FOR the acknowledgement of the resignation of Mr. Roberto Albisetti from his mandate as member of the Board of Directors with effect as of the date of this Annual General Meeting.

9.	Acknowledgement of the resignation of Ms. Sandra Sanchez y Oldenhage from her mandate as member of the Board of Directors.

Draft resolution (Resolution VII)

“The Annual General Meeting acknowledges the resignation of Ms. Sandra Sanchez y Oldenhage from her mandate as member of the Board of Directors with effect as of the date of this Annual General Meeting.”

Recommendation

The Board of Directors recommends a vote FOR the acknowledgement of the resignation of Ms. Sandra Sanchez y Oldenhage from her mandate as member of the Board of Directors with effect as of the date of this Annual General Meeting.

10.	Acknowledgement of the resignation of Mr. Kyle P. Bransfield from his mandate as member of the Board of Directors.

Draft resolution (Resolution VIII)

“The Annual General Meeting acknowledges the resignation of Mr. Kyle P. Bransfield from his mandate as member of the Board of Directors with effect as of the date of this Annual General Meeting.”

Recommendation

The Board of Directors recommends a vote FOR the acknowledgement of the resignation of Mr. Kyle P. Bransfield from his mandate as member of the Board of Directors with effect as of the date of this Annual General Meeting.

11.	Acknowledgement of the resignation of Mr. Luis Fernando Castro from his mandate as member of the Board of Directors.

Draft resolution (Resolution IX)

“The Annual General Meeting acknowledges the resignation of Mr. Luis Fernando Castro from his mandate as member of the Board of Directors with effect as of the date of this Annual General Meeting.”

Recommendation

The Board of Directors recommends a vote FOR the acknowledgement of the resignation of Mr. Luis Fernando Castro from his mandate as member of the Board of Directors with effect as of the date of this Annual General Meeting.

12.	Renewal of the mandate of Mr. Alberto Eguiguren Correa as member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.

Draft resolution (Resolution X)

“The Annual General Meeting resolves to renew the mandate of Mr. Alberto Eguiguren Correa as member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.”

Recommendation

In accordance with Luxembourg law, the members of the Board of Directors are appointed by the general meeting of shareholders for a period not exceeding six (6) years and until their successors are elected; provided however that Luxembourg law allows for indefinite re-election of Directors.

The Board of Directors recommends a vote FOR the renewal of the mandate of Mr. Alberto Eguiguren Correa as member of the Board of Directors of the Company for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.

13.	Renewal of the mandate of Mr. José Minski as member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.

Draft resolution (Resolution XI)

“The Annual General Meeting resolves to renew the mandate of Mr. José Minski as member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.”

Recommendation

The Board of Directors recommends a vote FOR the renewal of the mandate of Mr. José Minski as member of the Board of Directors of the Company for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.

14.	Renewal of the mandate of Mr. David Yanovich as member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.

Draft resolution (Resolution XII)

“The Annual General Meeting resolves to renew the mandate of Mr. David Yanovich as member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.”

Recommendation

The Board of Directors recommends a vote FOR the renewal of the mandate of Mr. David Yanovich as member of the Board of Directors of the Company for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.

15.	Appointment of Mr. Alejandro E. Weinstein as new member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.

Draft resolution (Resolution XIII)

“The Annual General Meeting resolves to appoint Mr. Alejandro E. Weinstein, born on February 10, 1958 in Santiago de Chile, Chile, residing professionally at Calle 80 No. 78B-201, Barranquilla Atlantico, Colombia, as new member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.”

Recommendation

The Board of Directors recommends a vote FOR the appointment of Mr. Alejandro E. Weinstein as new member of the Board of Directors of the Company for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.

16.	Appointment of Mr. Nicolas A. Weinstein as new member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.

Draft resolution (Resolution XIV)

“The Annual General Meeting resolves to appoint Mr. Nicolas A. Weinstein, born on January 22, 1982 in Santiago de Chile, Chile, professionally residing at 364 Gulf Rd, Key Biscayne, FL 33149, United States of America, as new member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.”

Recommendation

The Board of Directors recommends a vote FOR the appointment of Mr. Nicolas A. Weinstein as new member of the Board of Directors of the Company for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.

17.	Appointment of Mr. Ernesto Carrizosa as new member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.

Draft resolution (Resolution XV)

“The Annual General Meeting resolves to appoint Mr. Ernesto Carrizosa, born on November 30, 1963 in Bogotá, Colombia, professionally residing at 21500 Biscayne Blvd. suite 600 Aventura FL 33180, United States of America, as new member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.”

Recommendation

The Board of Directors recommends a vote FOR the appointment of Mr. Ernesto Carrizosa as new member of the Board of Directors of the Company for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.

18.	Appointment of Mr. Jose Frugone Domke as new member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.

Draft resolution (Resolution XVI)

“The Annual General Meeting resolves to appoint Mr. Jose Frugone Domke, born on September 12, 1968 in Santiago de Chile, Chile, professionally residing at 465 Brickell Ave Apt 919, Miami FL 33131, United States of America, as new member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.”

Recommendation

The Board of Directors recommends a vote FOR the appointment of Mr. Jose Frugone Domke as new member of the Board of Directors of the Company for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.

19.	Delegation of powers.

Draft resolution (Resolution XVII)

“The Annual General Meeting resolves to authorise any Director and/or any lawyer or employee of Arendt & Medernach S.A., any employee of Arendt Investor Services S.A., all professionally residing in Luxembourg, each acting individually and with full power of substitution, to arrange (i) for any filing with the Luxembourg Trade and Companies Register that may be required in connection with the preceding resolutions and (ii) for any publication on the Recueil électronique des sociétés et associations that may be required in connection with the preceding resolutions.”

Recommendation

The Board of Directors recommends a vote FOR the above-described delegation of powers.

II.	AVAILABILITY OF THE DOCUMENTATION, ATTENDANCE AND VOTING PROCEDURE

A.	Available information and documentation

In accordance with Article 461-6 of the Law, as of November 29, 2024, shareholders may take notice at the Company’s registered office of the following documents and/or information:

●	the list of Directors as well as the name of the independent auditor (réviseur d’entreprises agréé) and of the statutory auditor (commissaire aux comptes) of the Company;

●	the list of the sovereign debt, shares, bonds and other company securities which make up the portfolio of the Company;

●	the list of the shareholders of the Company who have not fully paid up their shares, if any, with an indication of the number of their shares and their domicile; and

●	the text of the proposed amendments to the articles of association of the Company and the draft of the resulting consolidated version of the articles of association.

Certain documents are also made available in the investors section of the Company’s website https://investor.procapsgroup.com, under Governance, at Governance Documents (https://investor.procapsgroup.com/corporate-governance/governance-documents).

B.	Quorum and majority requirements

Each of the items to be voted on at the Annual General Meeting would be adopted at a simple majority of votes validly cast that would vote in favour, regardless of the portion of the issued share capital of the Company represented at the Annual General Meeting.

Each of the items to be voted on at the Extraordinary General Meeting would be adopted by a majority of at least two-thirds (2/3) of the votes validly cast at the Extraordinary General Meeting provided that a quorum of more than half of the Company’s share capital is present or represented at the Extraordinary General Meeting. If no quorum is reached at the Extraordinary General Meeting, a second extraordinary general meeting may be convened and resolutions shall be adopted, regardless of the quorum, at a majority of at least two-thirds (2/3) of the votes validly cast.

C.	Requirements for participating in the Meetings and exercising voting rights

The rights of any registered shareholder and of any holder of the Company’s shares traded on the Nasdaq Stock Market in the US under the ticker symbol “PROC” held in the name of Cede & Co. on behalf of the Depository Trust and Clearing Corporation (“DTCC”) to participate in the Meetings shall be determined with respect to the shares of the Company held by that holder on November 26, 2024, at 24:00 (midnight) Luxembourg time (the “Record Date”).

D.	Procedures for attending the Meetings, voting by proxy, voting instruction and/or submitting votes

(a)	Submitting votes as a street name holder

Without prejudice to the possibility to attend the Meetings in person (cf. point II. D. (c) below), holders of shares held through the operator of a securities settlement system or with a depositary (including nominees or brokers that hold shares through DTCC) wishing to vote at the Meetings should request from their operator or depositary or sub-depositary a certificate certifying the number of ordinary shares recorded in their account on the Record Date or any other proof of detention of ownership in a form acceptable to the Company at its own and full discretion.

To vote in the Meetings, such holders of shares held through the operator of a securities settlement system or with a depositary (including nominees or brokers that hold shares through DTCC) shall submit a copy of such certificate or other proof of detention in writing by mail or by e-mail via their custodian to the Company’s registrar and transfer agent, Continental Stock Transfer & Trust Company (“CST”) (the details of which are included in section II. F. 7.2 of this convening notice) at the latest on December 14, 2024 at 2:52 p.m. Luxembourg time (8:52 a.m. Eastern time) (cut-off date/time) (the “Cut-Off Date/Time”).

Holders of shares held through a brokerage account, should contact their broker to receive information on how to vote their shares.

Holders of shares held through the operator of a securities settlement system or with a depositary (including nominees or brokers that hold shares through DTCC) have the right to instruct their nominee or broker on how to vote with a voter instruction form, or as may otherwise be established by the nominee or broker. Beneficial holders who wish to vote directly must request the nominee or broker that appears as the registered shareholder on the Record Date to issue a legal proxy which allows the beneficial owner to vote his or her shares directly. Beneficial owners who do not vote via their brokers or nominees in accordance with the instructions received or do not have a legal proxy are not eligible to vote.

Votes must be received by CST (the details of which are included in section II. F. 7.2 of this convening notice), in writing by mail or by e-mail, no later than the Cut-Off Date/Time to be considered validly submitted.

(b)	Submitting votes as a registered shareholder

Without prejudice to the possibility to attend the Meetings in person (cf. point II. D (c) below), holders of shares held by name directly in the books and records of the Company´s registrar and transfer agent, CST (i.e., other than through a brokerage account) who wish to participate and exercise their voting rights at the Meetings can exercise their voting rights in one of the following manners:

●	Voting by Internet

Registered shareholders with shares registered directly in their names with CST will also be able to vote by Internet. If your shares are held in an account at a brokerage firm or bank participating in this program or registered directly in your name with CST you may vote those shares by accessing the Internet website address specified on your form of Proxy Card (as defined hereinafter) instead of completing and signing the Proxy Card itself. Submitting an Internet proxy will not affect your right to vote at the Meetings should you decide to attend the Meetings. The Internet voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to give their voting instructions, and to confirm that shareholders’ instructions have been recorded properly. The deadline to vote by Internet is the Cut-Off Date/Time.

●	Proxy voting representative appointed by the Company

Holders of shares held by name directly in the books and records of the Company´s registrar and transfer agent, CST (i.e., other than through a brokerage account) who do not wish to attend the Meetings in person may appoint in a proxy card (a template form of which can be downloaded from the Company’s website https://investor.procapsgroup.com, under Governance, at Governance Documents (https://investor.procapsgroup.com/governance/governance-documents) (the “Proxy Card”) the Chairman of the Meetings, whom failing, any lawyer and/or employee of Arendt & Medernach S.A. as proxy voting representative appointed by the Company, each with full power of substitution, to participate in and vote at the Meetings on their behalf. The proxy voting representative will be bound by the respective instructions of the shareholder provided in the Proxy Card prior to the Meetings.

●	Proxy voting representative appointed by the shareholder

Holders of shares held by name directly in the books and records of the Company´s registrar and transfer agent, CST (i.e., other than through a brokerage account) who do not wish to attend the Meetings in person may also appoint in the Proxy Card another natural or legal person who needs not to be a shareholder itself to attend and vote at the Meetings on their behalf.

The proxyholder will have to identify himself on the date of the Meetings by presenting a non-expired identity card or passport. Persons designated as a proxy must also bring the underlying, duly executed, Proxy Card to the Meetings.

In case of ordinary shares owned by a corporation or any other legal entity, individuals representing such entity who wish to physically attend the Meetings and vote at the Meetings on behalf of such entity, must present evidence of their authority to attend and vote at the Meetings by means of a proper document (such as a special power of attorney) issued by the entity represented. A copy of such power of attorney or other proper document should be filed no later than the Cut-Off Date/Time with the Company (the details of which are included in section II. F. 7.1 of this convening notice), with a copy to CST (the details of which are included in section II. F. 7.2 of this convening notice), by mail or by e-mail. Such evidence of authority must also be presented at the Meetings.

For the Meetings to proceed in a timely and orderly manner, proxyholders are requested to arrive on time. Cameras, cell phones, recording equipment and other electronic devices will not be permitted at the Meetings.

Proxy Cards must be received by CST no later than the Cut-Off Date/Time by way of one of the matters set forth in the Proxy Card to be considered validly submitted. Proxy Cards received after the Cut-Off Date/Time will not be considered validly received.

(c)	Attending the Meetings in person

Notwithstanding points II. D. (a) and II. D. (b) above, all shareholders wishing to participate and vote in person in the Meetings shall notify the Company (the details of which are included in section II. F. 7.1 of this convening notice), with a copy to CST (the details of which are included in section II. F. 7.2 of this convening notice), thereof at the latest at the Cut-Off Date/Time, in writing by mail or by e-mail. Shareholders who have not registered by the Cut-Off Date/Time are not entitled to attend the Meetings in person.

In the case of ordinary shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meetings in person and vote at the Meetings on behalf of such entity must present evidence of their authority to attend and vote at the Meetings, by means of a proper document (such as a special power of attorney) issued by the entity represented. A copy of such power of attorney or other proper document should be filed no later than the Cut-Off Date/Time with the Company (the details of which are included in section II. F. 7.1 of this convening notice), with a copy to CST (the details of which are included in section II. F. 7.2 of this convening notice), by mail or by e-mail. Such evidence of authority must also be presented at the Meetings.

Any shareholder participating in the Meetings in person shall carry proof of identity (in the form of a non-expired identity card or passport) at the Meetings.

For the Meetings to proceed in a timely and orderly manner, shareholders are requested to arrive on time. Cameras, cell phones, recording equipment and other electronic devices will not be permitted at the Meetings.

Additional specific requirements for street name holders wishing to attend the Meetings in person:

If you hold your shares through a brokerage account, please contact your broker to receive information on how you may vote your shares.

Holders of shares held through the operator of a securities settlement system or with a depositary (including nominees or brokers that hold shares through DTCC) wishing to participate and vote directly at the Meetings must request the nominee or broker that appears as the registered shareholder on the Record Date to issue a legal proxy which allows the beneficial owner to vote his or her shares directly. Such legal proxy must be filed no later than the Cut-Off Date by mail or by e-mail with the Company (the details of which are included in section II. F. 7.1 of this convening notice), with a copy to CST (the details of which are included in section II. F. 7.2 of this convening notice). Such legal proxy must also be presented at the Meetings. Beneficial owners who do not have a legal proxy are not eligible to vote.

Holders of shares held through the operator of a securities settlement system or with a depositary (including nominees or brokers that hold shares through DTCC) should also request from their operator or depositary or sub-depositary a certificate certifying the number of ordinary shares recorded in their account on the Record Date or any other proof of detention of ownership in a form acceptable to the Company at its own and full discretion. To participate and vote in the Meetings, such holders of shares held through the operator of a securities settlement system or with a depositary (including nominees or brokers that hold shares through DTCC) shall submit a copy of such certificate or other proof of detention via their custodian bank in writing by mail or by e-mail to CST (the details of which are included in section II. F. 7.2 of this convening notice), at the latest on the Cut-Off Date/Time. Such certificate of share ownership must also be presented at the Meetings.

E.	Additional important information for shareholders

(a)	Transfer of shares after the Record Date

Shareholders are hereby informed that the participation in and the exercise of voting rights at the Meetings is exclusively reserved to such persons that were holders of ordinary shares of the Company on the Record Date and who have adhered to the voting instruction set out in this convening notice. Any transferee having become a shareholder of the Company between the Record Date and the date of the Meetings cannot attend or vote at the Meetings.

(b)	Data protection

The Company, as data controller, undertakes to collect, store and process any personal data in accordance with (i) the provisions of any data protection law applicable in Luxembourg and the EU Regulation n°2016/679 of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data and (ii) the privacy notice available on the Company’s website https://investor.procapsgroup.com, under Governance, at Governance Documents (https://investor.procapsgroup.com/corporate-governance/governance-documents).

F.	Contact details

7.1	The contact details of the Company are as follows:

Procaps Group, S.A.

9, rue de Bitbourg,

L-1273 Luxembourg,

Grand Duchy of Luxembourg

R.C.S. Luxembourg B 253360

Attention: Melissa Angelini

Email: ir@procapsgroup.com

7.2	The contact details of CST are as follows:

Continental Stock Transfer

1 State Street - SC-1

New York, NY 10004-1561

Attn: Proxy Services

Phone number: +1 917-262-2373

Email: proxy@continentalstock.com

November 29, 2024

Mr. José Minski Chairman of the Board of Directors	Mr. Jose Antonio Vieira Chief Executive Officer